SilverCrest Santa Elena Mine Commissioning Phase Update
Silver and Gold Sales Reported

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. April 13, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to report on start-up production and commissioning phase activities at its 100% owned Santa Elena mine located in Sonora, Mexico. Based on revised reserve estimates, mine plan and leach cycle, the open pit mine is expected to produce approximately 800,000 ounces of silver and 30,000 ounces of gold per full year of production at an estimated life of mine cash cost of US$8 per ounce of silver equivalent using a 55:1 Ag:Au ratio on a recovered ounce basis. Based on start-up production for the first quarter and assuming Commercial Production (near design capacity and steady-state) is achieved by June, the mine is expected to produce approximately 430,000 ounces of silver and 26,000 ounces of gold for 2011. The most significant commissioning activities completed to December 31, 2010 and March 31, 2011 are outlined below. For more information and to view production photos, please visit the Company’s website at www.silvercrestmines.com.

Commissioning Phase Highlights: September 9, 2010 to March 31, 2011

Ore tonnes crushed	555,000
Waste tonnes mined	1,099,390
Ave. strip ratio (W:O)	2:1
Ave. mined ore grade	40.0 gpt Ag, 0.81 gpt Au
Ore tonnes to leach	555,000
Ounces to leach	597,500 Ag, 14,940 Au
Ounces poured to dore	119,598 Ag, 5,292 Au
Ounces sold	85,064 Ag, 3,266 Au
Gross proceeds	US$5,348,000

Production and Commissioning Activities to December 31, 2010

  Approximately 336,000 tonnes of lower grade ore (includes 15,000 tonnes of old dumps) have been crushed from the open pit at a strip ratio of waste to ore of approximately 2:1. Mining of these lower grade tonnes (average grade of 0.60 gpt Au and 40.2 gpt Ag) was necessary to provide working space for equipment in the initial cut and to create a lower angle for the ultimate pit high wall for safety reasons. This lower grade material is considered pre-strip for the higher grade Main Zone which is now being mined and will provide the bulk of the ore to be mined in 2011.

  The crusher operated at near design throughput capacity of approximately 2,500 tpd. There was approximately 35,000 tonnes of ore from the open pit in stockpile waiting to be crushed at the end of the year. Optimization of the various operating parameters of the crusher was underway in order to reach a steady state of production at design capacity and to achieve the ultimate size reduction of ore to 100% minus 3/8”.

  By December 31, the heap leach pad held an estimated 336,500 tonnes of ore containing approximately 360,000 ounces of silver and 6,900 ounces of gold that were under leach.

  On September 9, 2010, the Company poured its first dore bar. As of December 31, 2010, 54,886 ounces of silver and 2,140 ounces of gold were produced as dore with a significant amount of silver and gold still in solution for processing and recovery. The Company sold 27,675 ounces of silver and 933 ounces of gold for gross proceeds of approximately US$1,538,000. The Company delivered 187 ounces of gold under its gold stream contract with Sandstorm and delivered 746 ounces under the gold price protection program with Macquarie Bank.

  Average cost per ounce silver equivalent (55:1 Ag:Au) during start up in 2010 was US$18.40 and cost per tonne of ore processed was US$13. Since the mine is currently in the commissioning phase, these costs are not representative of average commercial production projections.

Production and Commissioning Activities from January 1 to March 31, 2011

  Approximately 220,000 tonnes of ore were crushed from the open pit at a strip ratio of waste to ore of approximately 3:1. Mining of the lower grade material was completed and the lower grade stock pile was processed. The high grade ore (average quarterly grade of 1.21 gpt Au and 39.3 gpt Ag) of the Main zone is now being mined and will provide the bulk of the ore to be mined in 2011. Crusher throughput averaged 2,428 tonnes per day which is nominally below the design throughput capacity of 2,500 tpd. Optimization of the various operating parameters of the crusher was completed or underway in order to reach a steady state of production at design capacity.

  Currently, the heap leach pad holds an estimated total of 555,000 tonnes of ore containing approximately 597,500 ounces of silver and 14,940 ounces of gold that are under leach. In the first 90 days of the leach cycle for ore on the pad, recovery was estimated at 25 to 30% recovery for gold and 10 to 15% recovery for silver. The first ore placed on the pad has been under leach for approximately 200 days with estimated total recoveries of 35 to 45% of the gold and 20 to 30% of the silver. The optimum recoveries of 65 to 70% gold and 35 to 40% silver predicted by the design metallurgical test work appear to be achievable, but final leaching times may extend beyond the 300 day, test work leach cycle.

  The Merrill Crowe recovery unit, refinery and on-site lab were all performing well. Optimization of cyanide concentrations, solution volumes and heap Ph is underway. Steady state production at design capacities will be dependent on sufficient tonnages and grade of ore on the pads to accommodate the required solution volumes.

  During the 3 month period ended March 31, 64,712 ounces of silver and 2,152 ounces of gold were produced as dore with a significant amount of silver and gold still in solution for processing and recovery. The Company sold 57,390 ounces of silver and 2,333 ounces of gold for gross proceeds of approximately US$3,810,000. The Company delivered 467 ounces of gold under its gold stream contract with Sandstorm and delivered 1,866 ounces under the gold price protection program with Macquarie Bank. Project to date is cash positive accounting for budgeted work capital, operating costs and gross proceeds.

  Average cost per ounce silver equivalent (55:1 Ag:Au) during the first quarter of 2011 was US$11.30 and cost per tonne of ore processed was US$12.70 which is within range of the operations budget. Since the mine is currently in the commissioning phase, these costs are not representative of average commercial production projections.

  To date, no lost time accidents have occurred since construction started in October 2009 with over 450,000 hours worked.

J. Scott Drever, President stated; “We are certainly pleased at this time as to how the commissioning phase for the Santa Elena mine is progressing. We are beginning to see the high grade ore of the Main Zone being stacked on the pads. Initial sales of our silver and gold will offset the operating costs during this start up phase and will set the stage for early, free cash flow that will be utilized to implement the Company’s strategy for corporate growth.”

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should produce an average of approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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